

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 7, 2007

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

> **RE: Nitches, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006**
> **Filed December 14, 2006, January 31, 2007 and October 26, 2007**
> **Forms 10-Q and 10-Q/A for Fiscal Quarters Ended November 30, 2006,**
> **February 28, 2007 and May 31, 2007**
> **File No. 0-13851**

Dear Mr. Wyandt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief